SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  0-114244

                                 WATCHOUT! INC.
                                 --------------
             (Exact name of registrant as specified in its charter)

Utah                                                          84-0959153
-----                                                       --------------
State or Other Jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                           Identification
                                                            Number)

1900 N.W. Corp. Blvd. - Suite 400 E, Boca Raton, FL 33431
---------------------------------------------------------
(Address of principal Executive Offices            Zip Code)

Registrant's telephone number, including area code: (954) 803-7480


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


Voting Shares Outstanding

As of October 20, 1999, there were 15,030,245 voting shares of the Registrant's $.001 par value common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of October 20, 1999, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par



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value common stock,  its only class of voting  stock.  The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:



                                             Number of                     Percent of               Percent of
                                             Shares Owned                  Class Before             Class After
Name and Address of                          Beneficially                  Purchase                 Purchase
Beneficial Owner                             and of Record                 Transaction              Transaction
----------------------------------  -------------------------------- -----------------------  -----------------------

David Galoob                                    3,505,461 (1)                     23%                  .8%
----------------------------------  -------------------------------- -----------------------  -----------------------

Robert Galoob                                   3,505,461 (1)                     23%                  .8%
----------------------------------  -------------------------------- -----------------------  -----------------------

Mark G. Hollo                                   1,820,000 (1)                     12%
----------------------------------  -------------------------------- -----------------------  -----------------------

Martin S. Sands                                   910,000 (1)                      6%
----------------------------------  -------------------------------- -----------------------  -----------------------

Steven S. Sands                                   910,000 (1)                      6%
----------------------------------  -------------------------------- -----------------------  -----------------------

Archangel Holding Company LLC                   1,580,000 (1)                   10.5%                  .3%
----------------------------------  -------------------------------- -----------------------  -----------------------

Innovative Cybersystems Corp.                  *6,376,922 (2)                       0                42.4%
----------------------------------  -------------------------------- -----------------------  ----------------------
John J. Russell                                 6,376,922 (2)(3)                    0                42.4
----------------------------------  -------------------------------- -----------------------  -----------------------
Kevin Waltzer                                   6,376,922(2)(3)                     0                42.4
----------------------------------  -------------------------------- -----------------------  -----------------------
Michelle Long                                                                       0(2)                0
----------------------------------  -------------------------------- -----------------------  -----------------------


* Not including options to purchase 1,750,000 shares of common stock from David Galoob and Robert Galoob, which if exercised would comprise 54% of Registrant.

(1)      Pre-transaction
(2) Post Transaction (after completion of shares Purchase described herein below)
(3)      Principal Shareholders of Innovative Cybersystems Corporation

                  (1)      Director designee

         Changes in Control of Registrant

     On October 2, 1999, Robert Galoob, David Galoob, and Archangel Holding Company, LLC. entered into an agreement to sell to Innovative Cybersystems Corp. 6,376,922 common shares of Registrant, and options for an additional 1,750,00 shares.  If the options  are exercised,  Innovative Cybersystems Corp.  will own



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8,126,922  common shares or 54% of  Registrant.  The agreement is pending and is expected to be fully consummated upon the satisfaction of debt and liability negotiation.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The current Directors and Executive officers of Registrant are:

                  John J. Russell         Director                CEO/CFO
                  Robert Galoob           Director                Vice President
                  David Galoob            Director
                  Kevin Waltzer                                   President

         Legal Proceedings

         No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant, except that Kevin Waltzer and John J. Russell are officers and major shareholders of Innovative Cybersystems Corporation which has a material interest and which will own 6,376,922 shares after the change of control has occurred, by purchase, and Innovative Cybersystems Corporation will have options to purchase an additional 1,750,000 common shares from Robert Galoob and David Galoob.


MANAGEMENT

         Identification of Directors to be appointed without shareholder meeting

         Upon consummation of the Share Purchase transactions, but in no event sooner than ten days after the filing of this Form and mailing of this Notice to Shareholders, two of the present Directors of the Company, David Galoob and Robert Galoob, will resign.

         The persons nominated to be directors of the Registrant, and their ages, are as follows:



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                              Name                               Age
                              ----                               ---
                              Kevin Waltzer                      32
                              Michelle Long                      45

         Kevin Waltzer has been appointed as President of the Registrant as of October 9, 1999. John J. Russell has been appointed as Director, CEO, and CFO effective October 9, 1999 as part of the Agreement for the Share Purchase Transaction.

         Business Experience
         -------------------

         The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, including recently appointed John J. Russell, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

Kevin Waltzer, President and Proposed Director

         Kevin graduated from Boston University with an undergraduate degree in Political Science in 1990. He has been an equities trader for the past seven years, using proprietary market trend systems. He has founded two companies in different technological fields. He served as a Director for and consultant to The Humanworks, Inc. September - December 1998. Mr. Waltzer was a founding partner, director, and executive of Eco-Aire Company, Inc., a company holding multiple patents for evolutionary air and water purification techniques from 1996 to 1998. He was the founding partner and an original investor in Tradescape.com, a Manhattan based securities trading firm 1996. He sold his interest in 1999. He formed Innovative Cybersystems, Inc. in October 199 and is President, a Director, and principal shareholder.


John J. Russell, Director

     John (Jack) Russell graduated from Drexel University with a BS in accounting. He has accomplished advanced studies at American College, Bryn Mawr,


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PA. He received a CHFC  designation in 1990 and a CLU designation in 1993. He is a Charter member of the Professional Achievement in Continuing Education Program. Mr. Russell is involved with the American Institute of Certified Public Accountants where he is a member of the Tax Division and the Personal Financial Planning Division. He has recently worked as a financial planner/business consultant for Glen Mills Financial Services, Inc. where he specialized in financial planning, person and corporate tax returns, corporate financing, and management systems. From 1994 to 1995, he headed an 18-month project to turn around a manufacturing company located in the Mid-West. As CEO of Glas-Kraft, Inc. from 1982 to 1983, he orchestrated a business turn around, and he successfully negotiated sale of the company. As a CEO of Eastern Coated Papers, Ltd. from 1983 to 1988, he arranged acquisition and working capital needs with a combination of Canadian and U.S. banks. The company was returned to a substantial positive cash flow and afterward he negotiated the sale of the company. When he was CFO of Gentech, Inc. (1978 to 1982), he established a
sophisticated  direct  costing  system.  He  helped  Gentech,   Inc.  acquire  a
significant subsidiary through a cash tender offer. At Titan Industries, Inc. rom 1972 to 1978, he handled all aspects of the Annual Report and SEC reporting. Mr. Russell also established consolidation and reporting controls for over 91 subsidiaries. In order to improve the state of the company, he assisted in the sell-off of several unprofitable and/or incompatible subsidiaries. When he was CFO of SmithKline Laboratories - Branson Instruments Division from 1969 to 1972, he served on a five man executive committee responsible for strategic direction of the company. Mr. Russell is a Director and principal shareholder of Innovative Cybersystems, Inc. founded in September 1999.

Michelle Long, Proposed Director

     Michelle brings 17 years of Financial Service Industry experience to the Board. She studied Mathematics at the University of Helsinki, Finland; obtained her undergraduate degree in Finance from the University of Cincinnati in 1978 and holds an MBA in Finance from Xavier University. Ms. Long holds LUTCF, RHU, ChFC, and CFP designations. Ms. Long is registered with NASD as an Investment Advisor and General Securities Principal. She currently heads Quest Financial




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Group, the Greater  Cincinnati Branch of United Planners'  Financial Services of
America.

Transactions with Management and Others
---------------------------------------

         There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

Committees of the Board of Directors

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.


Meetings of the Board of Directors

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 22, 1999             WATCHOUT! INC.


                                        /s/ Kevin Waltzer
                                    by: ----------------------------------------
                                         Kevin Waltzer, President


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